

02007832

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Atlas Global Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5151 San Felipe, Suite 1350
(No. and Street)

Houston	Texas	77057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mario Reimers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlas Global Group, L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROSARIO MARTINEZ
Notary Public, State of Texas
My Commission Expires 01-04-03

Notary Public

Signature

Manager of Investment Banking

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ATLAS GLOBAL GROUP, L.P.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

ATLAS GLOBAL GROUP, L.P.

CONTENTS



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Atlas Global Group, L.P.

We have audited the accompanying statement of financial condition of Atlas Global Group, L.P., (a Texas limited partnership) as of December 31, 2001, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlas Global Group, L.P., as of December 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 11, 2002

ATLAS GLOBAL GROUP, L.P.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 44,824
Receivables-other	21,378
Property and equipment, at cost, net of accumulated depreciation of $23,697	4,081
Other assets	5,702
	$ 75,985

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 32,788
	32,788
Partners' capital	43,197
	$ 75,985

The accompanying notes are an integral part of these financial statements.

ATLAS GLOBAL GROUP, L.P.

Statement of Income

For the Year Ended December 31, 2001

Revenue:	
Commissions and fees	$ 133,800
Other revenue	975
Total revenue	134,775
Expenses:	
Wages	101,501
Communications	8,944
Occupancy and equipment costs	23,521
Promotional costs	822
Regulatory fees	5,988
Professional fees	31,022
Other	16,540
Total expenses	188,338
Net (loss)	$ (53,563)

The accompanying notes are an integral part of these financial statements.

ATLAS GLOBAL GROUP, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2001

	General Partner	Limited Partner Class A	Total
Balance, December 31, 2000	$ (3,669)	$ 40,429	$ 36,760
Contributions		60,000	60,000
Distributions			--
Redemption of Partners' Interests			--
Net (loss)	(1,785)	(51,778)	(53,563)
Balance, December 31, 2001	$ (5,454)	$ 48,651	$ 43,197

The accompanying notes are an integral part of these financial statements.

ATLAS GLOBAL GROUP, L.P.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2001

Balance, December 31, 2000	$	--
Additions		--
Retirements		--
Balance, December 31, 2001	$	--

The accompanying notes are an integral part of these financial statements.

ATLAS GLOBAL GROUP, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities		
Net loss	$	(53,563)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation		2,473
Increase in accounts receivable		(2,729)
Increase in other assets		(3,499)
Increase in accounts payable		19,630
Increase in other accrued liabilities		6,061
Net cash used by operating activities		(31,627)
Cash Flows from Financing Activities		
Partner contributions		60,000
Net cash provided by investing activities		60,000
Net increase in cash and cash equivalents		28,373
Beginning cash and cash equivalents		16,451
Ending cashand cash equivalents	$	44,824

Supplemental Disclosures

There was no cash paid for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Atlas Global Group, L.P. (the "Partnership") was formed under the laws of the State of Texas on June 26, 1996 and will terminate no later than June 26, 2016. The Partnership consists of a managing general partner and a class A limited partner.

The Partnership agreement provides for certain contributions and distributions of capital by various partners. Profits are generally allocated first to the class A limited partners in an amount equal to the preferred return (see Note 7), and second among classes in accordance with their class percentage interests and among partners within each class in accordance with their relative percentage interest. Losses are allocated among classes in accordance with their class percentage interests and among partners within each class in accordance with their relative percentage interest. Limited partners are not personally liable for any obligations of the Partnership and are not required to make any additional capital contributions after all required capital contributions have been made. Their capital accounts cannot be reduced below $0. The Partnership commenced operations as a registered broker-dealer in October 1996. Offices are located in Houston, Texas.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(i). Business is limited to the private placement of debt and equity securities on a best efforts basis. Efforts are primarily directed toward the private placement of securities of Mexican and South American companies with institutional investors in the United States.

Cash on deposit with one financial institution exceeds federally insured limits at various times during the year.

The Partnership treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property and equipment are recorded at cost. Depreciation is computed using an accelerated method over estimated useful lives of five to seven years.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2001, the Partnership had net capital of approximately $11,443 and net capital requirements of $5,000. Partnership's ratio of aggregate indebtedness to net capital was 2.87 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Partnership holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 - Federal Income Taxes

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 6 - Related Party Transactions

The Partnership is provided office space, office facilities and administrative help by a limited partner. Expenses incurred by such limited partner on behalf of the Partnership are billed to the Partnership at the discretion of the limited partner. Operating expenses billed to the Partnership aggregated $16,716 for the year ended December 31, 2001.

Note 7 - Preferred Return

The class A limited partner, from time to time, upon request of the managing general partner, will contribute to the Partnership additional funds in cash on a preferred return basis up to an aggregate of $577,000. The partner is entitled to a preferred return of 7% per annum with no compounding. The unpaid preferred return in arrears aggregated $18,730 at December 31, 2001.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2001

Schedule I

ATLAS GLOBAL GROUP, L.P.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2001

Computation of Net Capital

Total ownership equity qualified for net capital		$ 43,197
Deductions and/or charges		
Non-allowable assets:		
Receivables-other	$ 21,378	
Property and equipment, net	4,081	
Other assets	5,702	31,161
Net capital before haircuts on securities positions		12,036
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual fund		593
Net capital		$ 11,443

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 32,788
Total aggregate indebtedness	$ 32,788

Schedule I (continued)

ATLAS GLOBAL GROUP, L.P.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2001

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,187
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 6,443
Excess net capital at 1000%	$ 8,164
Ratio: Aggregate indebtedness to net capital	2.87 to 1

Reconciliation with Company's Computation

Net capital per the Partnership's computation	$ 12,036
Haircut on money market mutual fund	593
Net capital per the audited computation	$ 11,443

Schedule II

ATLAS GLOBAL GROUP, L.P.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2001

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Period Ended December 31, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Atlas Global Group, L.P.

In planning and performing our audit of the financial statements and supplemental information of Atlas Global Group, L.P. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the procedures for making the periodic computation net capital under rule 17a-3(a)(11) that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Atlas Global Group, L.P. for the year ended December 31, 2001 and does not affect our report thereon dated February 11, 2002. We previously reported on this condition in our letter dated February 1, 2001

> Procedures followed in making the periodic computation of net capital under rule 17a-3(a)(11) were not adequate to prepare an accurate computation at January 31, 2001. A contributing factor was a change, during January 2001, of personnel responsible for accounting and net capital computations. In response to this condition, management took steps to ensure that those responsible for net capital computations were adequately trained and to ensure that net capital computations were more closely monitored. Management's actions appear to have been sufficient to address this weakness and we noted no other matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 11, 2002